UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 24, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced that its shareholders met today at the Company’s Fortieth General Ordinary Meeting and, among other aspects, agreed therein:

1.	To approve the Company’s Balance Sheet, the Financial Statements, the Annual Report, the Account Inspectors Report, and the External Auditors Report for the business year ending on December 31, 2014.
2.	To appoint –i– PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as SQM S.A.’s External Auditors –ii– Mrs. Genoveva Cofré Gutiérrez and Mr. Angel Gómez Morales as the Company’s Head Account Inspectors and Messrs. Ricardo Marín Varas and Oscar Canales Tapia as its Substitute Account Inspectors and –iii– Fitch Chile Clasificadora de Riesgo Limitada, Feller Rate Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada as the Company’s Risk Classifiers, and, all of the above for the exercise of the 2015 business year.
3.	To approve the Company’s Investment Policy and Finance Policy for the exercise of the 2015 business year.
4.	To approve the distribution and payment of a final dividend of US$0.56304 per share. This, however, with the understanding that said quantity –i– was previously partially paid by means of an interim dividend of US$0.41493 per share that SQM S.A. paid and distributed as of December 12, 2014 and –ii–the remainder shall be paid by means of a dividend of US$0.14811 per share that SQM S.A. shall pay and distribute as of May 08, 2015 and in its equivalent in national currency –that is, $91.54975 per share–.
5.	To appoint Mrs. Joanne L. Boyes and Messrs. Hernán Büchi B., Juan Antonio Guzmán M., Robert A. Kirkpatrick, Hans Dieter Linneberg A., Arnfinn F. Prugger, Wolf von Appen B. and Edward J. Waitzer as new Directors of SQM S.A. and approve the compensation they will receive. It is noted that Messrs. Hans Dieter Linneberg A. and Edward J. Waitzer were proposed and appointed as Independent Directors.
6.	To approve the salaries that shall be paid to the members of SQM S.A.’s Directors’ Committee and also set the annual budget for operating costs of said Committee and its advisors.
7.	To approve the salaries that shall be paid to the members of SQM S.A.’s Health, Safety, and Environmental Committee, Ad-Hoc Committee, and other Committees.
8.	To designate "El Mercurio de Santiago” as the official newspaper for Company notices, with national circulation, in which the summons notifications to the Company’s General Shareholders Meetings should be published.

In addition, the Company’s Shareholders were also informed, in said Ordinary Shareholders’ Meeting, among other aspects, about:

1.	The signing of the acts or contracts agreed upon by the Company as referred to under Title XVI of the Law No. 18,046.
2.	The expenses of the Board of Directors in the year 2014.
3.	The Company’s Dividend Policy for the exercise of the 2015 business year.
4.	The “2014 Annual Management Report” of the Company’s Directors’ Committee and other matters related to said Committee.
5.	The analysis –and the grounds and prioritizations– of the Company’s Directors’ Committee and Board of Directors to propose to the Shareholders’ Meeting the appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as External Auditors of SQM S.A. and its Subsidiaries for the exercise of the 2015 business year.
6.	The fact that the Company shall provide, free of charge, the information indicated in Bulletin No. 1494 of the Superintendence of Securities and Insurance.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 24, 2015	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.